Castillo, Inc.
                           771 Jamacha Road, Suite 191
                               El Cajon, CA 92019
                     Phone (775) 352-4112 Fax (775) 996-8400
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                                                              September 30, 2009

Rufus Decker, Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 4631
100 F Street NE.
Washington, DC 20549

Re: Form 10-K/A for the year ended December 31, 2008
    Form 10-Q for the period ended June 30, 2008
    File No. 333-143236

Dear Mr. Decker,

In response to your letter of September 28, 2009 we have further amended our Form 10-K for the year ended December 31, 2009 and provide this cover letter to assist you in your review.

Form 10-K for the year ended December 31, 2008

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 27

     1. We have revised our disclosure to state that upon later re-evaluation management determined that failure to provide its report on disclosure controls and procedures as of December 31, 2008 in the original Form 10-K filing resulted in the disclosure controls and procedures being ineffective as of December 31, 2008.

     2. We have amended our disclosure to provide the complete definition of disclosure controls and procedures as it apperars in Exchange Act Rules 13a-15(e) and 15d-15(e).

The Company further acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in the review of our filing.

Sincerely,


/s/ Emilia Ochoa
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Emilia Ochoa
President & Director


cc: Lisa Haynes, Staff Accountant